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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549




                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             SKYLINE CHILI, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    830821104
                     ------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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  CUSIP No.  830821104               13G



   1     NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lawrence R. Burtschy
           ###-##-####

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a) [ ]
         (b) [ ]

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen

--------------------------------------------------------------------------------

     Number of Shares        5     SOLE VOTING POWER                     51,434
    Beneficially Owned
    by Each Reporting       ---------------------------------------------------
       Person With
                             6     SHARED VOTING POWER                  209,877

                            ---------------------------------------------------

                             7     SOLE DISPOSITIVE POWER                51,434

                            ---------------------------------------------------

                             8     SHARED DISPOSITIVE POWER             209,877

-------------------------------------------------------------------------------

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           261,311

-------------------------------------------------------------------------------

   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.7%

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   12    TYPE OF REPORTING PERSON (See Instructions)

           IN
-------------------------------------------------------------------------------

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ITEM 1.
-------

  (a)  Name of Issuer
       --------------
       Skyline Chili, Inc.

  (b)  Address of Issuer's Principal Executive Offices
       -----------------------------------------------
       4180 Thunderbird Lane
       Fairfield, Ohio  45014

ITEM 2.
-------

  (a)  Name of Person Filing
       ---------------------
       Lawrence R. Burtschy

  (b)  Address of Principal Business Office
       ------------------------------------
       14 Fulton Street
       P.O. Box 933
       Charleston, S.C.  29402

  (c)  Citizenship
       -----------
       U.S. Citizen

  (d)  Title of Class of Securities
       ----------------------------
       Common Stock - no par value

  (e)  CUSIP No.
       ---------
       830821104

ITEM 3.
-------

  N/A

ITEM 4.
-------

  Ownership
  ---------

 (a)  AMOUNT BENEFICIALLY OWNED - 261,311 shares.  This amount includes
      51,434 shares owned by Mr. Burtschy in his name alone, 30,000 shares owned jointly by Mr. Burtschy and his spouse, with whom he shares voting and dispositive powers, 43,027 shares owned by L.R. Burtschy & Co., an Ohio corporation of which Mr. Burtschy is the Chairman, 59,550 shares owned by Mr. Burtschy's





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       spouse in her name alone, and 77,300 shares owned by the
       George C. Hillenbrand September 11, 1985 Trust, of which Mr. Burtschy is one of three co-trustees with shared voting and dispositive powers. Mr. Burtschy disclaims any beneficial ownership in the Trust's shares, other than the shared voting and dispositive powers. Nothing in this Schedule 13G should be construed as an admission by Mr. Burtschy that he beneficially owns any of the shares owned by his spouse.

  (b)  PERCENT OF CLASS - 7.7%

  (c)  See Items 5 through 8 of the Cover Page.

ITEM 5.
-------

       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS - N/A

ITEM 6.
-------

       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON - N/A

ITEM 7.
-------

       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY - N/A

ITEM 8.
-------

       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP - N/A

ITEM 9.
-------

       NOTICE OF DISSOLUTION OF GROUP - N/A

ITEM 10.
--------

       CERTIFICATION - N/A





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                                   SIGNATURE
                                   ---------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    2/13/96
                                    -----------------------------------
                                    Date



                                    /s/ Mark J. Zummo
                                    -----------------------------------
                                    Signature



                                    Mark J. Zummo
                                    -----------------------------------
                                    Mark J. Zummo, for Lawrence R. Burtschy, pursuant to Limited Power of Attorney dated 03/18/94 and filed with Amendment No. 2 to Schedule 13G






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